UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. N/A )*

CYIOS CORP

(Name of Issuer)

Common

(Title of Class of Securities)

23256Y108

(CUSIP Number)

Timothy Carnahan,  CYIOS Corporation  1300 Pennsylvania Ave, Suite 700 NW  Washington,  DC  20004  Phone : 202-204-3006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CARNAHAN TIMOTHY 00-00000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,976,294

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
20,976,294

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,976,294

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

Common Stock CYIOS Corporation Ronald Reagan Building 1300 Pennsylvania Ave, N.W. #700 Washington, DC 20004

Item 2.	Identity and Background

(a)	Timothy W. Carnahan

(b)	Ronald Reagan Building 1300 Pennsylvania Ave, N.W. #700 Washington, DC 20004

(c)	CEO of CYIOS Corporation

(d)	N/A

(e)	N/A

(f)	US

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Carnahan acquired all of his shares in CYIOS Corporation as a result of the CYIOS merger September, 19, 2005.

Item 4.	Purpose of Transaction

Shares were issued from the Board to Timothy Carnahan for past performance. Mr. Carnahan may, from time to time, depending on market conditions and other investment considerations, purchase additional shares of common stock for investment purposes or dispose of shares of common stock. As a director, CEO, President of the Company, Mr Carnahan regularly explores potential actions and transactions that may be advantageous to the Company, including but not limited to, mergers, acquisitions, reorganizations or other materal changes in the business, corporate structure, management, polices, governing instruments, capitalization, securities or regulatory or reporting obligations of the company. Except as noted above, Mr. Carnahan has no plans or proposals that relate to or would result in:

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Mr. Carnahan beneficially owns 20,976,294 shares, representing 59.6% of the outstanding shares, of CYIOS Corporations' common stock over which he has sole voting and dispositive power. Mr. Carnahan has not acquired any shares of Company common stock since his initial acquistion of his shares as a result of the CYIOS merger September, 19, 2005.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2010	By:	/s/ Timothy W. Carnahan
CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)